Exhibit 21
SUBSIDIARIES OF OLD LINE BANCSHARES, INC.

Old Line Bank, a Maryland-chartered trust company exercising the powers of a commercial bank, is a wholly-owned subsidiary of Old Line Bancshares, Inc.

Pointer Ridge Office Investment, LLC, a Maryland limited liability company, is a wholly-owned subsidiary of Old Line Bank.